EXHIBIT 12(a)(1)(ix)

KEY TECHNOLOGY, INC.
Transcript of Second Quarter Earnings Release Conference Call
Held April 25, 2000

Operator:
Good afternoon. My name is Kentae and I will be your conference facilitator today. At this time I would like to welcome everyone to the Key Technology Second Quarter Earnings Release Conference Call. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks there will be a question and answer period. If you would like to ask a question during this time simply press star (*) then the number one (1) on your telephone keypad and questions will be taken in the order they are received. If you would like to withdraw your question press the pound (#) key. I would now like to turn the call over to Ms. Anita Funk, Investor Relations Manager. Ms. Funk, you may begin your conference.

Ms. Funk:
Thank you. Good afternoon everyone and welcome to the Key Technology Second Quarter Fiscal 2002 Conference Call. Joining me today for the call is Tom Madsen, Chairman and CEO; Kirk Morton, President and Chief Operating Officer; and Ted Sharp, Chief Financial Officer. Our press release was distributed earlier today. If you haven’t received a copy it’s available on our website at keyww.com. This conference call is also being broadcast on our website.

Before we begin, let me remind you that comments made in today’s call may include forward-looking statements within the meaning of Federal Securities Laws. These statements about anticipated future results are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those we discuss today. I would refer you to today’s press release and the Form 10-K filed with the SEC in January for a review of those risk factors. I’ll now turn the call over to Tom for discussion of our results.

Tom:
Thank you, Anita, and welcome to the call. The call today will really focus on two areas, as did the press release. One is the financial results for the second quarter and then secondly will be the tender offer that we made today for the Series B Convertible Preferred and the announcement of a newly authorized Series D Convertible Preferred Stock. What we’d like to do is cover the operating results first and then we’ll circle back and cover the offering and then we’ll open it up for discussion.

So our operating results, what I’m going to do is to focus on continuing operations and if you’re interested beyond that, of course, they’re in our financials attached to the press release and certainly will be in the Q. Sales for the three-month period ended March 31 totaled $18.8 million compared to $18.4 million in the same quarter last year. Our net earnings from continuing operation for the quarter were $823,000 or $0.13 per diluted share compared with a net loss from continuing operations of $1.4 million or $0.35 per share in the same period a year ago. Our net earnings for all operations for the quarter were $823,000. Sales for the six months ended March 31 were $32.8 million compared with $37.1 million for the comparable period last year. The company reported net earnings from continuing operations for the period of $500,000 or $0.02 per diluted share compared with the net loss from continuing operations of $1.8 million or $0.48 per diluted share for the six-month period in fiscal 2001.

The company backlog at the close of the March 31 quarter totaled $17.5 million compared to $16.2 million at the close of the same period last year and this compares to $15.3 million at the close of last quarter. Our new orders received during the second quarter totaled $20.8 million compared to $22.2 million in the same period last year. And we were pleased that the backlog at the end of the quarter includes a stronger component in the mix of products leaning more towards the automated inspection lines, which are somewhat higher margins, and then we also had very strong orders and backlogs in the parts and service business. With that I’m going to turn it over to Ted Sharp, CFO, and let him comment on the results.

Ted:
Thank you, Tom. As we look at the results for the quarter and the six-month period in the areas of gross profit, our gross profit for the second quarter of our fiscal 2002 was $7.5 million. This compared to a $5.7 million gross profit for the corresponding period of last year. As a percentage of sales that gross profit number, as a percentage, improved to 39.9%. That’s compared to 31.3% for the second quarter of one year ago. For the six-month period the gross profit numbers were also higher in both dollar value and in a percentage of sales, dollars being $13 million of gross profit compared to $12.9 million for the same period of fiscal 2001 and as a percentage of sales that 39.5% compared to 34.7% a year ago for the same six-month period.

The improvements in the margins for the most recent quarter are driven by the increase efficiencies and improved utilization of our production facilities when compared with the same quarter of last year. It was during the second and third quarter of last year that the production capabilities were moved to our Walla Walla plant and so the efficiencies that were created by manufacturing all product lines in the combined facility here in Walla Walla generated some improved margin and we’re glad to see that, and it indicates the strategy of combining that was successful. The margins were also favorably effected by improved margins in some product lines, the most notably being the Process System product line, which is the material handling and conveying equipment side of our business. That was augmented by some margin improvements in our Prism & Tobacco product lines, which are two of the product lines that were moved into the Walla Walla facility and those manufacturing capabilities. This is particularly noteworthy in the quarter and the year in improvements in margin as we look, not only, the spending side, but also on the product mix side. The product mix for the six-month period was a little lighter on our Automated Inspection Systems product than it was a year ago. And those Automated Inspection Systems typically carry a higher margin, so the change in mix, while it may indicate that a higher margin was possible, we’re very pleased with the margins that were generated out of our operations for the six-month period in this current fiscal year.

As a comparison, the margins for the second quarter also improved over our first quarter. Being that the margins of 39.9% in the second quarter are compared to 39.1% that we experienced in that first quarter. In the operating expense level for the quarter that just ended in March, the total operating expenses are $5.9 million compared to $7.6 million of the same quarter of last year. That’s a 22% decrease year over year for the quarter and operating expenses for the six-month period ended March 31 were $11.6 million compared to $15.2 million for the corresponding period of fiscal 2001. Through the quarter, and even the six-month period, we continue to experience the lower operating expenses that result from the cost reduction programs and other activities that we implemented in prior periods and we expect to see the expenses in this operating expense portion of our P&L to remain at comparable levels for the remainder of fiscal year.

One thing I want to note, as we look at the comparison year over year is that the current year operating expenses includes a reduction of amortization expense as a result of our implementation of SFAS 142. The goodwill amortization year over year for each quarter is reduced by about $184,000 before taxes when comparing it to our fiscal 2001. We’ve completed the company’s preliminary evaluations of the goodwill as step one portion of that accounting method change and that would indicate that we may have some impairment of the goodwill. The quantification of that impairment will take place in our step two, which under the literature’s required to be completed prior to the end of our fiscal year. But in order to give some disclosure to the readers of the press release and those who are reading the exchange offer, we felt that it’s important to notify and make folks aware of that potential impairment and the magnitude it could possibly be at its highest levels. The extent to which the $6.9 million of goodwill may be impaired when we determine as we complete the evaluation calculations prior to the end of the fiscal year. But any resulting write-offs that may result from that goodwill on the implementation of SFAS 142 will be reported in the change of accounting principle, won’t be part of the continued operations of the company and will include some separate earnings per share disclosures so that the reader of future statements will have clarity as they continue to evaluate the operations of Key Technology.

The cash contributed during the quarter from operations is $4.1 million and that combined with the cash provided from the sale of Ventek, which was completed in November of last year, was used primarily to reduce the debt by $7.4 million during the six months ended March 31, 2002. I just misquoted the $4.1 million of operations cash contributors was not just for the quarter, but was for the six-month period ended March 31. In addition to that, as a part of the Ventek sale we were successful in canceling $2 million worth of redemption value of the Series B Preferred Stock and the combination of the cancellation of that preferred and the cash generated and pay down of debt has significantly strengthened our balance sheet as we complete the six-month period ended in March. Also I’d note that subsequent to the end of the second quarter we closed the sale of our Medford facility for $4.6 million. That resulted in net cash proceeds from the sale of $972,000 and as a result of that the company has moved our staff there into a portion of that facility and the cash proceeds and this along with the operating investing and financing activities during that six-month period has allowed us to reduce our total debt from a level of $20.3 million that existed at the end of our last fiscal year ended September 30, 2001 to a total of $6.9 million as of two days ago on April 23. So that’s some great successes there in being able to reduce the debt over that period of time and even subsequent to the quarter. Now I’ll turn the time back to Tom to discuss the exchange offer.

Tom:
Thanks, Ted. The company issued 1.1 million shares of Series B Convertible Preferred in conjunction with an acquisition we made almost two years ago. That Series B Preferred can be tendered for redemption by holders at $10.00 per share after July 12, 2002, which is the two year anniversary of the deal. The company previously reported that based on currently anticipated operating results in its current credit facility it does not anticipate being able to currently finance 100% of the potential redemption obligation should all of the Series B holders tender them for redemption at the earliest possible time. As a result, the company has commenced an offer to exchange one share of a newly authorized Series D Convertible Preferred for each share of Series B Convertible Preferred.

The new Series D will accrue accumulative dividend of $0.50 per share per year. This would be payable quarterly when and as declared. This compares with no dividend for the B. It’s convertible at any time into one and one-third shares of Key’s common stock for each share preferred and this would compare to the conversion ratio of the B, which is two-thirds of a share per share of preferred. And it will allow the holder to request redemption of up to 50% of their Series D Preferred for $10.00 per share in cash after July 12, 2003 and another 50% after July 12, 2004.

Overall I can tell you that I’m very pleased with our results this quarter. We’ve been talking with you folks the last two or three calls about some of our strategies and things we were trying to put into place and yet it was difficult because you couldn’t see the results of those materialized on the financial results yet. And now I think you can see the start of a return to profitability showing up on our balance sheet and the efficiencies that we’re going to get out of our combined manufacturing operations, being able to take advantage of the combined installed service base for the two companies and that being Advanced Machine Vision and Key Technology.

So we’re quite excited where we’re at, pleased with the momentum we’ve got. We’re confident that this exchange offer we initiated today provides our Series B shareholders with substantially improved value and affords to Key the opportunity to strengthen its balance sheet and enhance its prospects for future growth. And we’re confident that our Series B shareholders will recognize this value and tender their Series B shares in exchange for the offer. And I will tell you that the Board of Directors at Key deliberated extensively with respect to trying to find a proper balance representing both the Series B shareholders and the common shareholders and insuring the financial health of the company. With that, I’m going to open it up for discussion and I’ll turn it back to the moderator.

Operator:
Thank you. At this time, I would like to remind everyone in order to ask a question please press star (*) then the number one (1) on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster. At this time there are no questions. Excuse me. Your first question comes from Dan Noles of Goldsmith and Harris.

Dan:	Good afternoon. Could you tell us what kind of a response you need in order for the exchange offer to be completed?

Male Speaker:	The Board feels that we would need 70% favorable exchange of the B to the D to be successful.

Dan:
Well my question was to be completed, your answer was to be successful, could we find a common understanding of what each means? I mean you said in your press release “to be completed”, so that’s what I base my question on.

Male Speaker:
Well I hope we’re going to communicate the same language here. The Board feels that 70% is the number that we would need to complete the offering based on where we see the financial needs of the company at this point in time and looking at our balance sheet. As you well know and you can see, based on our changing financial situation, this is a somewhat of a moving target and has been over a period of time and the Board consequently reserves the right to either accept or not accept that 70% number or any other number.

Dan:	So it’s at the discretion of the Board at this point?

Male Speaker:	That’s correct.

Dan:	And I expect that this will be spelled out in the proxy material, but in the event that it’s not completed what then – what steps do you take?

Male Speaker:
Well that’s an issue that we’re going to have to evaluate at the time and we’ll kind of cross that bridge when it comes to it. I think it’s important to point out that we feel very strong that it’s in the interest of both B and common shareholders for this exchange offering to go forward and, of course, in order for that to happen we would solicit the cooperation of the B shareholders. I think if we look at that 70% as we look at the company and trying to look forward what is in the best interest of the shareholders, we want to reach a point where the return or the exchange offering is at a level that we can get competitive financing to assure both financial stability, but also allow us to get back on our growth plan for the future. So I don’t know whether I’ve answered your question or not.

Dan:	To some extent. I was also going to ask you, do you have a financial commitment to fund the exchange in terms on the assumption that half of the B shares get exchanged?

Male Speaker:
The financial commitment that we have right now, Dan, is the same credit facility that we’ve had in place for a few months here that was negotiated and put in place in January. And while that credit facility doesn’t preclude redemption of Series B, it certainly wasn’t put in place with the intention that it would be used or that it’s primary purpose was for that. The long-term financing of the company would certainly need to be addressed with a different type of vehicle, something that we would need to be looking at very closely and, of course, the rate of acceptance of the exchange offering is going to have a lot to do with what the options are that are available to Key as we move forward and continue discussions with the credit market. So the answer to your question, in brief, is the credit commitment that we have right now is the one that has been in place for a few months.

Dan:	And you think that’s adequate to – I gather, from what I put together, what you’re both saying that you think that’s adequate to fund a 50% exchange.

Male Speaker:
We’re not using a 50% number here. We think it’s adequate to finance the company’s operations and take care of the purposes for which it was put in place, but not something that we would be able to rely upon for any sizeable redemption of the stock and still assure the company’s health as we move forward.

Dan:	Well so, I guess my question then becomes, how do you fund the exchange if it’s not with that financial commitment?

Male Speaker:
One of the issues we’re working on parallel to this offering is our credit facilities to make sure we’ve got the right credit facilities in place for redemption and for long-term security and growth of the company. As time moves on here and this offering is concluded in the middle of June we will have a much better picture of the financial recovery of the company and it makes it that much easier to secure financing. But that financing, other than what Ted has just told you, is not firmly in place and that’s why the Board feels it’s very important to get at least 70% return from the Series B shareholders.

Ted:
Dan, did we understand your question correct? Are you afraid that such – what credit facilities would be there to fund the exchange, are you referring to funding any redemptions that may take place for people who don’t exchange or the funding of redemption under the new Series D out a year from now and two years from now?

Dan:
Well, I really meant the latter and specifically the redemptions that would take place this year, but that question is also overhanging I guess. If you don’t get the exchange done I guess that’s even a bigger question. I mean are you prepared to make your best efforts to fund the entire cashing in – I forget the exact words for it, but you know the cashing in the original Bs?

Tom:
No, our position at that point in time, Dan, if we run successful in this offering, would be that we would not redeem the D until such time as – or excuse me, the B until such time as we had a financial plan in place and, as we mentioned, that will be dependent upon the financial performance recovery of the company. But, as we stated in the press release and in the offering materials, on July 12 we do not have the liquidity to redeem all the Series B Preferred in the event that the offering was unsuccessful.

Dan:	Okay. Thanks very much.

Male Speaker:	Thank you.

Operator:	Your next question comes from Rick Datuul [PHONETIC] of Columbia Management.

Rick:
Yeah, I have a couple of questions that relates to the operations more. You talk about the backlog being a higher mix in the gross margins, can you quantify that, is it a couple of percent better? I know the mix has been against us, yet you’ve been doing between 39% and 40% gross margins with a unrich mix, so –

Ted:
To give you – maybe Kirk Morton would like to contribute some to the answer here as well. But as we look at the shipment volume that has occurred during our first six months the rate of change in our optical equipment, as part of a product mix, is just under 5% in that its component from one year to the next. So this year was, as an optical or automated inspection mix, was about 5% less than it was last year. On the booking side or order side as we look at the business going forward the relationship is somewhat different than that. Let me see if I can pull something out here that would be informative in that regard. It’s not currently at hand, but –

Tom:	You can look at the backlog, Ted.

Ted:
As we look at backlog and what is currently on the books to be shipped in our third quarter and quarters in the future, the level of automated inspection component of that backlog figure have kind of the reversed relationship in that it’s 5% stronger going into our third quarter than it was last year. So while the optical shipments of the percentage of sales is down for the first six months, the orders that resulted during that same period of time were sufficiently strong that our backlog going into our third quarter is much stronger in that product line and that’s typically the product lines that generate the higher margin. So, not only is backlog stronger, but the mix of backlog gives us a more favorable mix compared to what it was a year ago.

Rick:	Okay. I mean you’re not implying that we should be looking at 45% margins –

Ted:	No, not at all.

Rick:	You’re saying – Well, just for instance, what is the margin on the optical machine versus the vibratory and other related stocks?

Tom:	Rick, we don’t –

Rick:	You don’t break that out?

Tom:
We do break that out in our year-end reporting I believe, but I think it’s important to recognize also, and Kirk may want to comment on this, that even within the optical group now, based on the acquisition that we did, we have a fairly large spread of margins and consequently that margin component for optical depends a great deal on what the mix of optical machines is within the optical group. I think you’ve heard us talk on earlier conference calls problems we’ve had with the Prism product line that we acquired and when we got it into our manufacturing operation it was a very low margin, what we refer to around here as factory margin. And that’s at kind of the direct cost and it was on the order of 15% and we’ve now doubled that as a result of some coming up the learning curve and some changes in design and processes that we’ve made. But it’s still greatly dependent on that mix.

Rick:	Okay. In the quarter, in the way it was presented in the release, you have yourself paying taxes. Did you in fact pay taxes?

Male Speaker:
The cash taxes paid that you’ll see in the Q is that in essence that no cash was transacted for purposes for paying tax. As a result of the acquisitions we made a couple of years ago the tax benefits that were carried forward from that acquisition are sufficient to offset the cash that would have been required to pay those taxes.

Rick:	What is your NOL as we stand here?

Male Speaker:	I don’t have that number on the top of my head.

Rick:	I mean is it significant, can you shield this year, next year?

Male Speaker:
There are some limitations that are associated with how much can be used on an annual basis, but it will have a shielding effect for the balance of this year. Not probably 100%, but a shielding effect and some shielding effect next year as well.

Rick:	I assume you’re aware there’s been some tax law changes recently that allow you to reach back. Does that benefit you at all?

Male Speaker:	Yes, we’re receiving some benefit of that and some cash flows, even some refunds that are being received in the current quarter.

Rick:	I mean is it hundreds of thousands or is it –

Male Speaker:	We’re probably talking around $600,000 to $700,000 in refund totals.

Rick:	Okay. That’s it for now. I’ll get back in line.

Male Speaker:	Okay.

Operator:
Your next question comes from Michael Hess of Hess Investments. Mr. Hess, your line is open. You may proceed with your question. That question has been withdrawn. Your next question comes from Richard Teel of Sherenboil [PHONETIC] Capital.

Bob:
Hi. This is actually Bob Sheren [PHONETIC]. If the 70% isn’t reached on the exchange offer and if you don’t have the money to pay the preferred shareholders if they do redeem in mass, what rights do the preferred shareholders have going forward?

Male Speaker:	I think I’ll actually ask – we have listening in on the call Ron Greenman, our General Counsel. And, Ron, I think I’ll ask you to answer that question.

Ron:
Well, you’re really asking a question that has a lot of variables to it. You’re preposition I think is that the exchange offer is not completed and that therefore there’s no swapping of the Series B for the Series D. If that’s the case then it becomes a function of how many shares in fact are submitted to the company with the request for redemption and what is the status of the company’s credit facilities at that point in time. As we look out as to where we are we can project that we do not have and are unlikely to have in place facilities that would allow us to meet all of those redemption obligations as they would accrue in July. We haven’t played with all the variables below that, so you’re asking a question that I don’t think the company’s prepared to answer. But, in effect, the B has the right to request redemption and the company will then have some time to respond to that request based on what the circumstances are at the time.

Bob:
Okay. But if they don’t respond, if they don’t pay it off what rights do the preferred shareholders have at that point in time? You know I mean obviously getting the 70% is something that you want, but if one is a preferred shareholder one might look for better terms than what you’re offering. And also knowing that if other people are going to exchange and you get the 70% then there’s obviously – it’s more worthwhile to get $10.00 now than $5.00 a year from now and $5.00 two years from now, so there might be a game of chicken being played. But there would be a lot of incentive not to tender and hope that other people do, which may make it difficult to get to the 70%. So, again, assuming you don’t get the 70% and you don’t have the money to pay for it, again, what rights do the preferred shareholders have at that point?

Ron:	They’ve got the right to ask for their money.

Bob:	The right to ask for what?

Ron:	They’ve got the right to ask for their money. That’s the only right they have. They can submit their shares and request redemption.

Bob:	Okay. And if they don’t get redemption then what right do they have?

Ron:	I guess they’ll have to make that call. I can’t answer that for you.

Bob:	Are there any rights spelled out in the preferred –

Ron:	The rights that are spelt out in the certificates is that following July of 2002 they have the right to request the company to redeem their shares.

Bob:	And then –

Ron:
Beyond that the certificate does not supply any particular new rights that they might have if that request is not met. They don’t succeed to super majority-voting rights, they don’t succeed to automatic dividends, so none of that is provided for in the existing certificate.

Bob:	Are they considered a general creditor of the company at that point?

Ron:	Probably.

Bob:	Okay. Thank you.

Ron:	You bet.

Operator:	You now have a follow-up question from Rick Datuul of Columbia Management. Mr. Datuul, your line is open. You may proceed with your question.

Rick:	Hello.

Male Speaker:	Is this Rick?

Rick:
Yeah, this is Rick. Sorry. On the pro forma balance sheet I know there’s a mortgage transaction that happened after the quarter ended. You talk about the pro forma debt at $6.9 million, what does that look like? I’m looking at your balance sheet at the end of the quarter, you had $5.8 million in long-term debt left current and then you had $7 million or $7.1 million of current. I think it was a mortgage there, so I assume that came out of – the balance got paid on the long-term.

Male Speaker:
Yes, the majority of the mortgage on the building, it was about $2.8 million and there was a – the majority of that is in the $5.8 million. The $7 million includes the current portion – well, it includes the operating line that would have been due to U.S. Bank. I believe the balance of that was just over $3 million close to $3.1 million at that point in time and the balance would have been the payment that would have been due under the term loan for the next 12 months as well as the current portion of some capital leases and the mortgage on the building at that date.

Rick:	Okay. And does the million dollars, or in round numbers, million dollars net of that you guys – is that sitting in cash on your balance sheet or did that go to apply to debt pay downs?

Male Speaker:	Are you talking about cash proceeds from the sale?

Rick:	Right.

Male Speaker:	Yeah, we’ve applied cash available to us to pay down the note.

Rick:	So we can look at that $6.9 million number as a net debt kind of number. Another words, cash applied against it I think your cash –

Male Speaker:	Yeah.

Rick:	Okay. Thank you.

Operator:	Your next question comes from Michael Hess of Hess Investments.

Michael:	Congratulations on the great quarter.

Male Speaker:	Thank you, Michael.

Michael:
I wanted to know what happens in the event that the exchange offer is successful and you get 70% of the preferred holders to get the new type of preferred, but then the 30% holders come July redeem for cash. Does the existing credit facility allow for those 30% holders to be paid or –

Male Speaker
The current facility doesn’t prohibit it and the cash requirements that would be made on the company after that July 12 date as a function of the Series B being put, of course, is going to be driven by the timing of windows take place and the volume at which they take place. Our analysis shows that with the operating results of the company and the expected availability that would be available to us under a credit facility and working with the bank and our current lender that the 30% is something that can be handled and dealt with out of the current situation. Again, keeping in mind that the borrowing that we have with our current credit facility expires in November of 2002. So in July and August at the point in time that those claims for redemption are taking place, of course we’ll be looking two months down the road and saying okay we need to be working with the credit markets to make sure that we’ve got credit facilities in place beyond the expiration of our current $10 million line.

Michael:	And how much still available under the $10 million line?

Male Speaker:
The $10 million line is a maximum of $10 million available and it has a borrowing base calculations attached to it and the details of that are available in the financially made at the end of our first quarter in that regard and in relation to the K, I think it’s attached to either the K or the Q. The availability at this date, today, is the full amount of the operating line is available up to the borrowing base.

Michael:	Okay, that’s $10 million. So technically it would be possible to even redeem a million bonds. I know you need some working capital, but is that correct?

Male Speaker:	I didn’t hear the last part of your comment.

Michael:	I just wanted to know if a million of the preferred or half a million of the preferred wanted to redeem in July would you be able to do so under the line of credit?

Male Speaker:
I don’t think it should be interpreted that the current credit facility can be used to that magnitude for that purpose because of the requirements that are in the facility about the usage of the excess cash, the cash proceeds of the company, and looking at the other requirements that the company has as far as cash flows are concerned. So I think it would probably be misguided to assume that the full amount would be available for redemption.

Michael:	Okay. Thank you very much.

Male Speaker:	Thank you.

Operator:	Your next question comes from Leonard Hess of Hess Investments.

Leonard:
Could you tell us what would happen under your credit facility if the preferred or a portion of the preferred was presented for redemption and the company failed to pay? Let’s say, half a million shares were tendered for redemption and the company failed to pay, would that trigger a default under your credit facility?

Male Speaker:
Yes, it would. In any of this I don’t want to speak on the bank’s behalf, but the not meeting an obligation of the company of this nature would be an event that would constitute default from the credit facility.

Leonard:	So technically the bank could put you into bankruptcy if that were to occur?

Male Speaker:	The bank would put us into a position of default on the credit line and the company would have to take steps to remedy that default.

Leonard:	Right. And my second question is have you given any guidance as to what your third quarter will look like? Your second quarter obviously was wonderful.

Male Speaker:
We haven’t given guidance in that regard except to the extent that we have confirmed or reiterated the statements we had made in our first quarter that we don’t expect that the revenues for this year would be a growth year, but that the results of the year are going to be profitable. So in the quarter that we just experienced reports of profit returns us to profitability and we expect that to continue through the balance of the fiscal year.

Leonard:	So you do expect the next two quarters to be profitable?

Male Speaker:	Yes.

Leonard:	Thank you.

Operator:	You now have a follow-up question from Rick Datuul of Columbia Management.

Rick:
I’m the only one that cares about business conditions. How’s the business environment out there in, I guess, your various end markets and is there any special project work out there? And I think last call you were comfortable with something like a $70 million revenue number on the year, which isn’t a wonderful year, but it’s given that your expense basis cut back feels a lot better to us. Is that still sort of the feeling?

Kirk:
Rick, this is Kirk Morton and that’s – we are still fairly cautious about what we see going on. As we said in the press release, there were some good developments, very encouraging developments in the second quarter with the mix of orders. Particularly notable I guess would be the rebound or the increase in orders that we saw out of the fruit and vegetable sector, which you’ve been on enough of these calls to know that for the last year to year and a half that sector has been fairly soft. That was encouraging. We’re also encouraged by the level of activity in Asia. The Optics, the new product that we introduced is ahead of our expectations at this point. In general, I think the sense among our sales people and among our customers is that there’s some cautious optimism, but people are still trying to be fairly careful with capital investments and it seems to us that the larger the project the more careful people are being. So at this point our expectation for the year is, as Ted said a minute ago, is for a fairly flat revenue year.

Rick:	How’s the tobacco market looking?

Kirk:
Tobacco was very good to us in the second quarter. We had a very high level of shipments into the tobacco industry. Orders in the second quarter were lighter than we expected, however, we’re still looking for pretty good things out of the tobacco industry in the second half of the year from an order standpoint, particularly I guess out of Asia.

Rick:
Okay. Have any of the – I think there were a couple of projects out there on the French fry side of your business, have those been captured in your backlog or are those still ongoing or what’s the status of — I think there were two major projects out there.

Male Speaker:
Yeah, neither of those are in our backlog right now and the best information that we have, which none of it is direct, is that one of the two projects will definitely move ahead in the foreseeable future, the other one is less certain when that will occur. They’re not in our backlog now.

Rick:	Okay. Is typically your fourth quarter seasonally weaker than Q2 and Q3, is that how you see things playing out this year too?

Male Speaker:
Typically the fourth quarter and the second quarter are pretty close to each other. We see the backlog going into our third quarter, as we have seen in previous years, the third quarter is developing into a strong quarter in performance with the bookings outlook and what we’re seeing moving into the fourth quarter it’s looking pretty strong as well. So I think the balance of the year is looking quite favorable as you were – or quite similar to trends you would see in seasonally as you look at Key Technology over a series of years.

Rick:	Okay.

Male Speaker:
Again, I’m suggesting we take our fiscal 2001 out of the mix because of the many factors that effected that, but on a normal year the seasonality would be reflected this year as much the same as in the past.

Rick:
With respect to all the folks that are obviously preferred holders have a different view on this or come at it from a different angle, it sure seems like one of the things that’s held you back or hurt you is the business that you, in fact, acquired and has caused a good part of the drag here. Is that consistent with – am I reading that right?

Tom:
Rick, this is Tom. It would appear that way, but I would say that the bigger factor – I mean let’s ignore the balance sheet for a moment and just talk about the income statement. The bigger factor has been the issue with the food industry. Now Key historically was stronger in the food industry than was Advanced Machine Vision. They had more business in non-food sectors than we did, so the softness in the food industry has hurt the overall business, but it would have hurt the business even more had we not made this acquisition. I mean if you looked out in our shop a month ago you would have seen almost all Advanced Machine Vision products on the floor being assembled. So that’s the good news from the income statement side. Obviously, to get the deal done we ended up going from a position that and the Farmco acquisition going from a position of having a lot of cash sitting in the bank to having a lot of debt and security obligations. We’ve worked very hard to work those down and if we’re successful on this offering I’d have to say if I had it to do over again I’d do the exactly same thing because what we have to think about is what would have happened. As you’re well aware of, FMC was trying to acquire Advanced Machine Vision, had that happened and then the market got as soft as it did I think it would have gotten really ugly. And so I think, from a strategy standpoint, we made a very tough decision. I think in the long-term it’s going to show that it was the right decision and I think we’re really going to see the benefit of the combined manufacturing operations starting to show here on the margin line.

Rick:
And then my final question I promise is was there anything on the expense line particularly in the SG&A that was one time in nature or related to maybe this exchange offer that isn’t likely to be ongoing on the expense side?

Male Speaker:
I wouldn’t identify anything there, Rick. Of course, any time you’re in the kinds of discussions and taking care of the types of matters that Key Technology has been taking care of over the last six months with refinancing and trying to put together an exchange offer the legal and professional fees are much higher than they would be on a normal basis. But I wouldn’t identify that as something that would be significant at this point that you’d need to take out of any modeling that you’re doing to arrive at a realist mode.

Rick:
Okay. I mean not that we’re far off, but it looks like more like a $23 million run rate on SG&A and I was thinking more like $22.5 after the last quarter. And I was just – you know maybe there’s a half million dollars over a couple of quarters that’s incremental.

Male Speaker:	As we said in the last conference call, Rick, when you posed essentially the same question, we’re pretty comfortable with the original path that we set out on.

Rick:	Okay. Thank you very much. Good quarter.

Male Speaker:	Thank you.

Operator:	Your next question is a follow-up from Richard Teel of Sherenboil and Capital.

Bob:
Hi, it’s Bob Sheren again. At March 31 you had $12.9 million of debt and now it’s $6.9 million as of April 23, which we can assume $4.6 million came from the Medford facility, where did the other $1.4 million of debt unpaid come from?

Male Speaker:
From operations. We’ve been working at managing the balance sheet and as we’ve been generating profit capitalizing that to the point that we’re turning that into cash, so the results of a profitable quarter and managing the balance sheet for leanness is I think reflecting well in cash generation as well.

Bob:	So profits for the first three weeks of April, but also I would take it then bringing inventories and receivables down?

Male Speaker:	Yeah.

Bob:	Is there more of that to come or are you about as efficient as you can be on the balance sheet side?

Male Speaker:
Well we never accepted that we’re as efficient as we can be, but I think there are opportunities not to the magnitude that we’ve seen in the types of selling a facility or a subsidiary like we did in the year up to this point, but we’re always looking for getting a better relationship between inventories and backlogs and shorting the number of days the receivables are outstanding, that type of things. And those are the activities that are receiving a lot of focus by a lot of people and they will continue to receive focus and we continue to look for some improvement. I wouldn’t say that those improvements would generate the magnitude of results that we have seen till this point though.

Bob:	Right. Well $1.4 million from operations at three weeks is a heck of a job.

Male Speaker:
Bob, I’d like to comment. If I understood what you said initially you commented about $4.6 million of the debt reduction being from the Medford sale. That was actually the sales price of the building. Ted, correct me if I’m wrong, but the mortgage on the building was about $2.8 million.

Ted:
That’s correct and I’d like to note at this point that also the $4.6 million was not all available to reduce debt because of the, of course, the cost of sales associated with it, commission, but there was also about a half a million dollars that was paid in the nature of a prepayment penalty to the mortgage holder because of paying that off several years before it matured. As we look at how that will be handled in the reporting of quarter three you can look for the financial statement to reflect that as an extraordinary item. The cost is a separate item for purposes of calculating EPS and income from continued operations. But good point, Tom, the entire amount of the $4.6 million wasn’t available in cash proceeds as for reduction of debt, either is the mortgage or in other types of debt.

Bob:
Okay. So $2.8 million was mortgage debt, $1 million of cash, so that’s $3.8 million, so if your debt dropped by $6 million you actually did even better than – I guess you did like $2.2 million from operations in the first three weeks of April.

Male Speaker:	Yeah.

Bob:
Wow. The second question again going back to the exchange offer, did you have any discussions with preferred shareholders in trying to come up with the terms of the exchange offer? So is there any – and if you did, do you have any sense that you have a certain number of preferred shareholders likely to make the exchange on the terms that you’ve proposed?

Male Speaker:
Bob, we had a very small number of preferred shareholders indicate to us from time to time that – I can remember going back a year ago and people were calling up and saying give me $6.00 for this and I’m out of it. All the way from that to talking about other kinds of conversion ratios and so forth, but we did not go out and do a formal study of the market to try and solicit shares, for one thing, under this particular offering. We cannot hire an outside firm, as an example, to go do solicitation for us. We had some very [UNINTELLIGIBLE] feel. We used a consultant, as we talked about in the past, Macadam Capital to advise us on this by looking at similar programs or similar kinds of exchange offers in the past. And, again, I will say trying to strike that right balance between preferred and common shareholders. So at this point in time we’re going to have to sit here and wait for a while and see how the shareholders respond. We were right pleased with the 40 plus percent jump in the price of the preferred today.

Bob:	See, I think it’s important that it get quite closer to the $10.00 price though. Well good luck with it.

Male Speaker:	Thanks very much.

Bob:	Okay.

Operator:	At this time there are no questions.

Male Speaker:
Okay. Well I’d like to thank everybody for their participation and their continued interest in the company. We’re, as you can imagine, quite a bit more optimistic than we were a couple of quarters ago about how things are going. As Kirk mentioned, we’re still guarded, we’re always running hard but looking over our shoulder to make sure something’s not coming after us. So I think we’re, in many respects, in the same condition as you read about a lot of capital equipment manufacturers that they are seeing some improvement, but we certainly haven’t seen things just take off and head for the moon. But the one thing that I feel very confident about is that I think in the course of this acquisition and with some other things that have taken place on a competitive landscape in the market we feel quite confident about our competitive position in the market such that when these markets turn, and I’ve been here long enough to see this happen several times and they do turn and they come back, we think we’re going to be in a excellent competitive position coupled with continuing work on reducing our costs and showing up our balance sheet. So, again, looking forward we’re quite optimistic. Thank you very much and we look forward to talking to you next quarter.

Operator:	Thank you for calling to participate in today’s Key Technology Second Quarter Earnings Release Conference Call. The call has now ended. You may now disconnect.

[END OF CALL]